Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Tel.: 819 363-5100 Fax: 819 363-5155

CASCADES ANNOUNCES THE END OF ITS OPERATION AT ITS

TROIS-RIVIÈRES PLANT

KINGSEY FALLS, QC, March 27, 2019 — Cascades Inc. (TSX: CAS) announces that it will discontinue manufacturing felt backing for flooring at its Lupel plant in Trois-Rivières, Québec. In total, 35 employees will be affected by the resulting plant closure, which is expected on or about July 1, 2019. As a result of this decision, Cascades will be permanently withdrawing from felt production for the floor covering market.

“Despite efforts to increase sales levels at the plant, the drop in popularity of vinyl flooring and the gradual market shift from felt backing toward fibreglass backing has had a serious negative impact on the plant’s operations. Unfortunately, the resulting low production volumes mean that the plant is not profitable, a trend that is not expected to reverse given the market outlook. In these circumstances, we unfortunately have little choice but to announce that the plant will cease operating,” said Luc Langevin, President and Chief Operating Officer of Cascades Specialty Products Group.

In the coming weeks, the company will offer staff impacted by the closure the possibility of relocating to its other business units. Employees who do not wish to or are unable to relocate to other plants will receive support in their search for other employment opportunities.

Cascades is proud of the loyalty and commitment of its Lupel staff, and wishes to thank them in advance for their dedication to continue serving clients until the plant stops operating. The Company is committed to working with every employee to minimize the impact of the closure.

Founded in 1964, Cascades offers sustainable, innovative and value-added solutions for packaging, hygiene and recovery needs. The company employs 11,000 women and men, who work in over 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on, while contributing to the well-being of people, communities and the planet. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice President, Communications and Public Affairs Cascades Inc. 819 363-5164 hugo_damours@cascades.com	Investors: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514 282-2697 jennifer_aitken@cascades.com

Website: www.cascades.com

Green by Nature blog: blog.cascades.com

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